Exhibit 99.1

Real Messenger Announces Receipt of Nasdaq Notification Letter Regarding Minimum Price Deficiency

Costa Mesa, CA – July 23, 2026 - Real Messenger Corporation (“Real Messenger” or the “Company”) (Nasdaq: RMSG), an innovative chat-based platform reimagining real estate connections, today announced that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated July 22, 2026, notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s class A ordinary shares was below $1 per share for the last 30 consecutive business days (i.e. from June 8, 2026 to July 21, 2026). The Nasdaq Letter is only a notification of deficiency. It does not result in the immediate delisting and has no current effect on the listing or trading of the Company’s class A ordinary shares on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until January 19, 2027 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance with the minimum bid price requirement, the closing bid price of the Company’s class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period. If the Company regains compliance with the minimum bid price requirement within the Compliance Period, Nasdaq will provide the Company with written confirmation and will close the matter. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to January 19, 2027 in order to regain compliance.

If the Company does not regain compliance by January 19, 2027, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company is monitoring the closing bid price of its class A ordinary shares and evaluating options to regain compliance with the minimum bid price requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to timely regain or maintain compliance with Nasdaq’s continued listing requirement.

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About Real Messenger Corporation

Real Messenger Corporation (Nasdaq: RMSG) is a real estate technology platform headquartered in Costa Mesa, CA. Founded in 2022, Real Messenger is transforming real estate engagement by connecting agents, buyers, sellers, and other industry participants within a unified, social platform. With users across 35 countries, Real Messenger’s primary reach is in the U.S., with notable growth in key markets such as the U.K. and Australia.

With over 1 million users, Real Messenger is building a vibrant global community, creating a dynamic space for real estate connections, insights, and experiences. In recognition of its impact, Real Messenger was named to the 2023 HousingWire Tech 100 list, and its CEO, Thomas Ma, was honored in Inman’s “Best of Proptech” awards in 2023.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of Real Messenger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Real Messenger. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or Real Messenger’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Real Messenger does not presently know, or that Real Messenger currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In addition, forward-looking statements reflect Real Messenger’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Real Messenger described in Real Messenger’s Form 20-F initially filed with the SEC on July 31, 2025, as amended, including those under “Risk Factors” therein. Real Messenger anticipates that subsequent events and developments will cause its assessments to change. However, while Real Messenger may elect to update these forward-looking statements at some point in the future, Real Messenger specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Real Messenger’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Real Messenger Corporation

ir@real.co

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